Exhibit 99.1

To the Non-Managing Member of

CMF GSL Master Fund LLC

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By:	Patrick T. Egan
President and Director
Ceres Managed Futures LLC
Trading Manager,
CMF GSL Master Fund LLC

Ceres Managed Futures LLC
522 Fifth Avenue
New York, NY 10036
(855) 672-4468

Report of Independent Registered Public Accounting Firm

To the Managing Member of CMF GSL Master Fund LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CMF GSL Master Fund LLC (the “Trading Company”), including the condensed schedule of investments, as of December 31, 2020, the related statements of income and expenses, and changes in members’ capital for the period from November 1, 2020 (commencement of operations) to December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trading Company at December 31, 2020, and the results of its operations and changes in its members’ capital for the period from November 1, 2020 (commencement of operations) to December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Trading Company’s management. Our responsibility is to express an opinion on the Trading Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trading Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trading Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trading Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the custodian and brokers. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP

We have served as the auditor of the Trading Company since 2020.

Boston, MA

March 19, 2021

CMF GSL Master Fund LLC

Statement of Financial Condition

December 31, 2020

December 31, 2020
Assets:
Equity in trading account:
Unrestricted cash (Note 2e)	$14,180,513
Restricted cash (Note 2e)	249,003
Net unrealized appreciation on open futures contracts	42,540

Total equity in trading account	14,472,056

Total assets	$14,472,056

Liabilities and Members’ Capital:
Liabilities:
Accrued expenses:
Professional fees	$30,000
Redemptions payable (Note 8c)	35,928

Total liabilities	65,928

Members’ Capital:
Managing Member	-
Non-Managing Member	14,406,128

Total Members’ capital (net asset value)	14,406,128

Total liabilities and Members’ capital	$14,472,056

See accompanying notes to financial statements.

CMF GSL Master Fund LLC

Condensed Schedule of Investments

December 31, 2020

	Number of Contracts	Fair Value	% of Members’ Capital
Futures Contracts Purchased
Energy	465	$52,390	0.37%

Total futures contracts purchased		52,390	0.37

Futures Contracts Sold
Energy	690	(9,850)	(0.07)

Total futures contracts sold		(9,850)	(0.07)

Net unrealized appreciation on open futures contracts		$42,540	0.30%

See accompanying notes to financial statements.

CMF GSL Master Fund LLC

Statement of Income and Expenses

For the Period from November 1, 2020 (Commencement of Operations) to December 31, 2020

2020
Investment Income:
Interest income	$1,785

Expenses:
Brokerage, clearing and transaction fees (Note 2h)	15,660
Professional fees	30,000

Total expenses	45,660

Net investment income (loss)	(43,875)

Trading Results:
Net gains (losses) on trading of commodity interests:
Net realized gains (losses) on closed contracts	(519,239)
Net change in unrealized gains (losses) on open contracts	42,540

Total trading results	(476,699)

Net income (loss)	$(520,574)

See accompanying notes to financial statements.

CMF GSL Master Fund LLC

Statement of Changes in Members’ Capital

For the Period from November 1, 2020 (Commencement of Operations) to December 31, 2020

	Managing Member	Non-Managing Member	Total
Members’ Capital, November 1, 2020	$-	$-	$-
Capital contributions - Non-Managing Member	-	15,000,000	15,000,000
Capital withdrawals - Non-Managing Member	-	(71,513)	(71,513)
Distribution of interest income to feeder fund	-	(1,785)	(1,785)
Net income (loss)	-	(520,574)	(520,574)

Members’ Capital, December 31, 2020	$-	$14,406,128	$14,406,128

See accompanying notes to financial statements.

CMF GSL Master Fund LLC

Notes to Financial Statements

1.	Organization:

CMF GSL Master Fund LLC (the “Trading Company”) was formed on September 21, 2020, as a Delaware limited liability company under the Delaware Limited Liability Company Act (the “Act”), to engage in the speculative trading of commodities, domestic and foreign futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, exchange of futures contracts for physicals transactions, exchange of physicals for futures contracts transactions, and any rights pertaining thereto (collectively, “Futures Interests”) (refer to Note 4, “Financial Instruments”). The Trading Manager (as defined below) may also determine to invest up to all of the Trading Company’s assets in United States (“U.S.”) Treasury bills and/or money market mutual funds, including money market mutual funds managed by Morgan Stanley or its affiliates. The Trading Company commenced operations on November 1, 2020.

Ceres Managed Futures LLC (“Ceres”, the “Managing Member” or the “Trading Manager”) is the trading manager and the managing member of the Trading Company. Ceres is a wholly-owned subsidiary of Morgan Stanley Domestic Holdings, Inc. (“MSD Holdings”). MSD Holdings is ultimately owned by Morgan Stanley. Morgan Stanley is a publicly held company whose shares are listed on the New York Stock Exchange. Morgan Stanley is engaged in various financial services and other businesses.

Ceres has retained Geosol Capital LLC (“Geosol” or the “Advisor”), an unaffiliated commodity trading advisor registered with the Commodity Futures Trading Commission (“CFTC”), to trade Futures Interests on behalf of the Trading Company. Each member (each investor in the Trading Company, a “Member”) invests its assets in the Trading Company, which allocates substantially all of its assets in the trading program of Geosol, which makes investment decisions for the Trading Company. As of December 31, 2020, Ceres Tactical Commodity L.P. (“Tactical Commodity”) (a New York limited partnership) is the sole Member of the Trading Company and owned approximately 100.0% of the Trading Company.

The clearing commodity broker for the Trading Company is Morgan Stanley & Co. LLC (“MS&Co.”). MS&Co. is a wholly-owned subsidiary of Morgan Stanley.

The Trading Manager has delegated certain administrative functions to SS&C Technologies, Inc., a Delaware corporation, currently doing business as SS&C GlobeOp (the “Administrator”). Pursuant to a master services agreement, the Administrator furnishes certain administrative, accounting, regulatory reporting, tax and other services as agreed from time to time. In addition, the Administrator maintains certain books and records of the Trading Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies:

a.

Use of Estimates. The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Trading Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. As a result, actual results could differ from these estimates, and those differences could be material.

b.

Statement of Cash Flows. The Trading Company has not provided a Statement of Cash Flows, as permitted by Accounting Standards Codification (“ASC”) 230, “Statement of Cash Flows.” The Statement of Changes in Members’ Capital is included herein. As of December 31, 2020 and for the period from November 1, 2020 (commencement of operations) to December 31, 2020, the Trading Company carried no debt and all of the Trading Company’s investments were carried at fair value and classified as Level 1 or Level 2 measurements.

CMF GSL Master Fund LLC

Notes to Financial Statements

c.

Trading Company’s Investments. All Futures Interests held by the Trading Company, including derivative financial instruments and derivative commodity instruments, are held for trading purposes. The Futures Interests are recorded on trade date and open contracts are recorded at fair value (as described in Note 6, “Fair Value Measurements”) at the measurement date. Gains or losses are realized when contracts are liquidated and are determined using the first-in, first-out method. Unrealized gains or losses on open contracts are included as a component of equity in trading account in the Statement of Financial Condition. Net realized gains or losses and net change in unrealized gains or losses are included in the Statement of Income and Expenses.

d.

Foreign Currency Transactions and Translation. The Trading Company’s functional currency is the U.S. dollar; however, the Trading Company may transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate in effect at the date of the Statement of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate in effect during the period. The effects of changes in foreign currency exchange rates on investments are not segregated in the Statement of Income and Expenses from the changes in market price of those investments, but are included in net realized gains (losses) on closed contracts and net change in unrealized gains (losses) on open contracts in the Statement of Income and Expenses.

e.

Restricted and Unrestricted Cash. The cash held by the Trading Company available for trading in Futures Interests is on deposit in a commodity brokerage account with MS&Co. The Trading Company’s restricted cash is equal to the cash portion of assets on deposit to meet margin requirements, as determined by the exchange or counterparty, and required by MS&Co. At December 31, 2020, the amount of cash held for margin requirements was $249,003.

f.

Income Taxes. Income taxes have not been recorded as each Member is individually liable for the taxes, if any, on its share of the Trading Company’s income and expenses. The Trading Company follows the guidance of ASC 740, “Income Taxes,” which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in the course of preparing the Trading Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions determined not to meet the more-likely-than-not threshold would be recorded as a tax benefit or liability in the Statement of Financial Condition for the current year. If a tax position does not meet the minimum statutory threshold to avoid the incurring of penalties, an expense for the amount of the statutory penalty and interest, if applicable, shall be recognized in the Trading Company’s Statement of Income and Expenses in the years in which the position is claimed or expected to be claimed. The Trading Manager has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. The Trading Company files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. All periods since inception remain subject to examination by U.S. federal and most state tax authorities.

g.

Investment Company Status. The Trading Company has adopted Accounting Standards Update 2013-08, “Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements” and based on the Trading Manager’s assessment, the Trading Company has been deemed to be an investment company since inception. Accordingly, the Trading Company follows the investment company accounting and reporting guidance of Topic 946 and reflects its investments at fair value with unrealized gains and losses resulting from changes in fair value reflected in the Statement of Income and Expenses.

CMF GSL Master Fund LLC

Notes to Financial Statements

h.

Brokerage, Clearing and Transaction Fees. The Trading Company accrues and pays brokerage, clearing and transaction fees to MS&Co. Brokerage fees are paid as they are incurred on a half-turn basis at 100% of the rates that MS&Co. charges retail commodity customers and parties that are not clearinghouse members. In addition, the Trading Company pays transaction and clearing fees as they are incurred.

i.

Equity in Trading Account. The Trading Company’s asset “Equity in trading account,” reflected in the Statement of Financial Condition, consists of (a) cash on deposit in the commodity brokerage account with MS&Co., a portion of which is used as margin for trading, (b) net unrealized appreciation on open futures contracts, if any, which is at fair value and calculated as the difference between the original contract value and fair value, as applicable and (c) U.S. Treasury bills, at fair value, if any.

The Trading Company, in its normal course of business, enters into various contracts with MS&Co. acting as its commodity broker. Pursuant to the brokerage agreement with MS&Co., to the extent that such trading results in unrealized gains or losses, these amounts are offset for the Trading Company and are reported on a net basis in the Statement of Financial Condition.

j.	Dissolution of the Trading Company. The Trading Company shall be dissolved upon the first of the following events to occur:

(1)	The sole determination of Ceres;

(2)	The written consent of the Members holding not less than a majority interest in capital with or without cause; or

(3)	The occurrence of any other event that causes the dissolution of the limited liability company under the Act.

3.	Advisor:

Ceres has retained Geosol to make all trading decisions for the Trading Company.

Fees are paid to Geosol directly by the Members in accordance with the compensation provisions of the relevant management agreements between each Member and Geosol.

4.	Financial Instruments:

The Advisor trades Futures Interests on behalf of the Trading Company. Futures represent contracts for delayed delivery of an investment at a specified date and price. The fair value of an exchange-traded contract is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price will be equal to the settlement price on the first subsequent day on which the contract could be liquidated. Futures Interests are fair valued as discussed in Note 6, “Fair Value Measurements.”

The Trading Company’s contracts are accounted for on a trade-date basis. Gains or losses are realized when contracts are liquidated and are determined using the first-in, first-out method.

CMF GSL Master Fund LLC

Notes to Financial Statements

5.	Trading Activities:

The Trading Company’s objective is to profit from speculative trading in Futures Interests. Therefore, the Advisor for the Trading Company will take speculative positions in Futures Interests where it feels the best profit opportunities exist for its trading strategy. As such, the average number of contracts outstanding in absolute quantity (the total of the open long and open short positions) has been presented as a part of the volume disclosure, as position direction is not an indicative factor in such volume disclosures.

None of the Trading Company’s current contracts are traded over-the-counter, although contracts may be traded over-the-counter in the future.

All of the Futures Interests owned by the Trading Company are held for trading purposes. The monthly average number of futures contracts traded during the period from November 1, 2020 (commencement of operations) to December 31, 2020 was 1,529.

The following table summarizes the gross and net amounts recognized relating to the assets and liabilities of the Trading Company’s derivative instruments and transactions eligible for offset subject to master netting agreements or similar agreements as of December 31, 2020.

	Gross Amounts Recognized	Gross Amounts Offset in the Statements of	Amounts Presented in the Statements of	Gross Amounts Not Offset in the Statements of Financial Condition		Net Amount
December 31, 2020		Financial Condition	Financial Condition	Financial Instruments	Cash Collateral Received/Pledged *
Assets
Futures	$203,480	$(160,940)	$42,540	$-	$-	$42,540

Total assets	$203,480	$(160,940)	$42,540	$-	$-	$42,540

Liabilities
Futures	$(160,940)	$160,940	$-	$-	$-	$-

Total liabilities	$(160,940)	$160,940	$-	$-	$-	$-

Net fair value						$42,540	*

*

In the event of default by the Trading Company, MS&Co., the Trading Company’s commodity futures broker and a counterparty to certain of the Trading Company’s non-exchange-traded contracts, as applicable, has the right to offset the Trading Company’s obligation with the Trading Company’s cash and/or U.S. Treasury bills held by MS&Co., thereby minimizing MS&Co.’s risk of loss. In certain instances, a counterparty may not post collateral and as such, in the event of default by such counterparty, the Trading Company is exposed to the amount shown in the Statement of Financial Condition. In the case of exchange-traded contracts, the Trading Company’s exposure to counterparty risk may be reduced since the exchange’s clearinghouse interposes its credit between buyer and seller and the clearinghouse’s guarantee funds may be available in the event of a default. In some instances, the actual collateral received and/or pledged may be more than the amount shown due to overcollateralization.

CMF GSL Master Fund LLC

Notes to Financial Statements

The following table indicates the Trading Company’s gross fair values of derivative instruments of futures contracts as separate assets and liabilities as of December 31, 2020.

	December 31, 2020
Assets
Futures Contracts
Energy	$203,480

Total unrealized appreciation on open futures contracts	203,480

Liabilities
Futures Contracts
Energy	(160,940)

Total unrealized depreciation on open futures contracts	(160,940)

Net unrealized appreciation on open futures contracts	$42,540	*

*	This amount is in “Net unrealized appreciation on open futures contracts” in the Statement of Financial Condition.

The following table indicates the trading gains and losses, by market sector, on derivative instruments for the period from November 1, 2020 (commencement of operations) to December 31, 2020.

Sector	2020
Energy	$(476,699)

Total	$(476,699)	**

**	This amount is in “Total trading results” in the Statement of Income and Expenses.

6.	Fair Value Measurements:

Fair value is defined as the value that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to fair values derived from unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of exchange-traded futures, forward and option contracts is determined by the various exchanges, and reflects the settlement price for each contract as of the close of business on the last business day of the reporting period. The fair value of foreign currency forward contracts is extrapolated on a forward basis from the spot prices quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period from various exchanges. The fair value of non-exchange-traded foreign currency option contracts is calculated by applying an industry standard model application for options valuation of foreign currency options, using as input the spot prices, interest rates and option implied volatilities quoted as of approximately 3:00 P.M. (E.T.) on the last business day of the reporting period. U.S. Treasury bills are valued at the last available bid price received from independent pricing services as of the close of the last business day of the reporting period.

CMF GSL Master Fund LLC

Notes to Financial Statements

The Trading Company considers prices for commodity futures, swap and option contracts to be based on unadjusted quoted prices in active markets for identical assets and liabilities (Level 1). The values of U.S. Treasury bills, non-exchange-traded forward, swap and certain option contracts for which market quotations are not readily available are priced by pricing services that derive fair values for those assets and liabilities from observable inputs (Level 2). As of December 31, 2020 and for the period from November 1, 2020 (commencement of operations) to December 31, 2020, the Trading Company did not hold any derivative instruments that were priced at fair value using unobservable inputs through the application of the Trading Manager’s assumptions and internal valuation pricing models (Level 3).

December 31, 2020	Total	Level 1	Level 2	Level 3
Assets
Futures	$203,480	$203,480	$-	$-

Total assets	$203,480	$203,480	$-	$-

Liabilities
Futures	$160,940	$160,940	$-	$-

Total liabilities	$160,940	$160,940	$-	$-

7.	Financial Instrument Risk:

The Members’ investments in the Trading Company expose the Members to various types of risks that are associated with Futures Interests trading and markets in which the Trading Company invests. The significant types of financial risks which the Trading Company is exposed to are market risk, liquidity risk, counterparty credit risk and changes in interest rates.

The rapid fluctuations in the market prices of Futures Interests in which the Trading Company invests and changes in interest rates make the Members’ investments volatile. If Geosol incorrectly predicts the direction of prices in the Futures Interests in which it invests, large losses may occur.

Illiquidity in the markets in which the Trading Company invests may cause less favorable trade prices. Although Geosol will generally purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a sale or purchase occur may differ from the prices expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities.

CMF GSL Master Fund LLC

Notes to Financial Statements

The credit risk on Futures Interests arises from the potential inability of counterparties to perform under the terms of the contracts. The Trading Company has credit risk and concentration risk, as MS&Co. or an MS&Co. affiliate are counterparties or brokers with respect to the Trading Company’s assets. The Trading Company’s exposure to credit risk associated with counterparty nonperformance is typically limited to the cash deposits with, or other form of collateral held by, the counterparty. The Trading Company’s assets deposited with MS&Co. or its affiliates are segregated or secured in accordance with the Commodity Exchange Act and the regulations of the CFTC and are expected to be largely held in non-interest bearing bank accounts at a U.S. bank or banks, but may also be invested in any other instruments approved by the CFTC for investment of customer funds. Exchange-traded futures, exchange-traded forward and exchange-traded futures-styled option contracts are marked to market on a daily basis, with variations in value settled on a daily basis. With respect to the Trading Company’s non-exchange-traded forward currency contracts and forward currency option contracts, there are no daily settlements of variation in value, nor is there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, the Trading Company is required to meet margin requirements with the counterparty, which is accomplished by daily maintenance of the cash balance in a custody account and U.S. Treasury bills held at MS&Co. With respect to those non-exchange-traded forward currency contracts, the Trading Company is at risk to the ability of MS&Co., the counterparty on such contracts, to perform. The Trading Company has a netting agreement with the counterparty. These agreements, which seek to reduce both the Trading Company’s and the counterparty’s exposure on non-exchange-traded forward currency contracts, should materially decrease the Trading Company’s credit risk in the event of MS&Co.’s bankruptcy or insolvency.

In the ordinary course of business, the Trading Company enters into contracts and agreements that contain various representations and warranties and which provide general indemnifications. The Trading Company’s maximum exposure under these arrangements cannot be determined, as this could include future claims that have not yet been made against the Trading Company. The Trading Manager considers the risk of any future obligation relating to these indemnifications to be remote.

Since its discovery in December 2019, a new strain of coronavirus, which causes the viral disease known as COVID-19, has spread from China to many other countries, including the United States. The outbreak has been declared a pandemic by the World Health Organization, and the U.S. Health and Human Services Secretary has declared a public health emergency in the United States in response to the outbreak.

The outbreak of the novel coronavirus in many countries is having and will likely continue to have an adverse impact on global commercial activity, which has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have been identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. These actions are creating disruption in supply chains, and adversely impacting a number of industries, including but not limited to transportation, hospitality, and entertainment.

The impact of COVID-19 on the U.S. and world economies, and the extent of and effectiveness of any responses taken on a national and local level, is uncertain and could result in a world-wide economic downturn and disrupt financial markets that impact trading programs in unanticipated and unintended ways.

The rapid development of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Trading Company’s investments and operations.

CMF GSL Master Fund LLC

Notes to Financial Statements

8.	Members’ Capital:

a.

Members’ Capital. The Members’ Capital of the Trading Company is equal to the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, U.S. Treasury bills, at fair value, net unrealized appreciation on open futures contracts, and other assets) less all liabilities (including, but not limited to, net unrealized depreciation on open futures contracts, accrued professional fees and redemptions), determined in accordance with GAAP.

b.

Capital Contributions. Capital contributions by the Members may be made monthly pending Ceres’ approval. Such capital contributions will increase each contributing Member’s pro-rata share of the Trading Company’s Members’ Capital.

c.

Capital Withdrawals. Generally, each Member may withdraw all or a portion of its capital contributions and undistributed profits, if any, from the Trading Company as of the end of any month (the “Redemption Date”) after a request for redemption has been made to the Trading Manager at least three days in advance of the Redemption Date. However, a Member may request a withdrawal as of the end of any day if such request is received by the Trading Manager at least three days in advance of the proposed withdrawal day.

d.

Distributions. Distributions, other than capital withdrawals, are made on a pro-rata basis at the sole discretion of Ceres. No distributions have been made to date. Ceres does not intend to make any distributions of the Trading Company’s profits, except for distribution of interest income to feeder fund, as applicable.

9.	Financial Highlights:

Financial highlights for the non-managing Member as a whole for the period from November 1, 2020 (commencement of operations) to December 31, 2020 are as follows:

2020
Ratios to Average Members’ Capital:
Net investment loss *	(1.8) %

Operating expenses	1.9%

Total return	(3.5) %

*	Interest income less total expenses.

The above ratios and total return may vary for individual investors based on the timing of capital transactions during the period. Additionally, these ratios are calculated for the non-managing Member’s share of income, expenses and average Members’ capital.

The ratios, excluding nonrecurring expenses, have been annualized. Total return has not been annualized.

10.	Subsequent Events:

The Trading Manager evaluates events that occur after the balance sheet date but before and up until financial statements are available to be issued. The Trading Manager has assessed the subsequent events through March 19, 2021, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring adjustment to or disclosure in the financial statements.